February 9, 2005


Mail Stop 4-6

Mr. John R. Ward
Chairman and Chief Financial Officer
Teknik Digital Arts, Inc.
7377 E. Doubletree Ranch Road, Suite #240
Scottsdale, AZ 85258

Re:	Teknik Digital Arts, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	File No. 333-118101

Dear Mr. Ward:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2

Prospectus Summary

Our Markets, p.2

1. While we note the revisions you have made in response to our prior comment 3, we were not able to access the "VCs Embrace Gaming" article you cite to in your response number 3(b). Accordingly, please supplementally provide us with such article and tell us whether it is available for free or for a nominal amount, or remove the reference to the statistics you used from this article.

Risk Factors

We depend heavily upon intellectual property licenses from others and our failure to maintain these licenses could seriously harm our business, p.10

2. We reissue our prior comment 5. Revise this risk factor to identify the significant third parties on whom you rely and the extent to which your business is dependent upon them. Additionally, revise to disclose whether you would be able to locate suitable replacements if these licenses were terminated or not renewed.

Plan of Operations

Summary of our plan, p.19

3. We note that your expenses significantly increased in the fourth quarter of fiscal 2004. For example, while research and development expenses were only $587,061 for the nine months ended June 30, 2004, they were $2,112,868 for the year ended September 30, 2004. Your other expenses appear to have similarly increased. Revise your disclosure throughout this section to better explain the cause of this increase in expense and how it has affected your business. For example, do you still believe that you will be able to fund your working capital requirements over the next 12 months with funds from your revolving credit facility? Do you still require approximately
$25,000 per month to fund operations? Finally, given the increased expenses, what is the period over which you could fund your working capital requirements with the cash you currently have?

Expenses, p.20

4. Tell us and disclose whether any of the expenses incurred were partially related to the issuance of common stock. If so, you should clearly discuss this fact including identifying the value attributable to each of the services performed and how these individual services were valued as well as the individual expense amounts recorded. These disclosures should be made for the entire 12 month period ending September 30, 2004. In addition, ensure that your notes to the financial statements disclose each issuance of shares of common stock that were exchanged for services and compensation. Please revise.

Liquidity and capital resources, p.21

5. While we note the revisions you have made in response to our prior comment 9, it is still unclear how much you owe to CAC. For example, you indicate that as of December 31, 2003, you had drawn down an aggregate of $500,000 on the line of credit but then exchanged the principal amount of this debt for shares, which reestablished borrowing availability of $500,000. You also indicate that as of September 30, 2004, you continued to have $500,000 of borrowing availability. However, it appears that you accrued a $25,000 liability to CAC in the fourth quarter of fiscal 2004. Did you draw down $25,000, does this amount represent interest on past borrowings or does it represent some other liability? Please revise to explain.

6. Additionally, please revise your disclosure to indicate whether you will be able to pay any amounts owing under the revolving credit facility when they become due on March 1, 2005 and whether your credit facility will be renewed at that time.

Executive Compensation

Summary Compensation Table, p.29

7. While we note the revisions you have made to the compensation table footnotes, it does not appear that you have reflected your April 2004 grant of 250,000 shares to Mr. Comstock in the table. Please revise accordingly. Again, please ensure that all information required by Item 402(b)(2) of Regulation S-B has been provided in the appropriate sections of your filing.

Financial Statements

8. Revise to provide the disclosures required by paragraphs 11(a) and
(b) of SFAS 7 for development stage entities.

Note 4-Warrants, p.F-19

9. Revise to disclose why the warrants were issued and how the warrants were accounted for. Clearly disclose how these warrants were valued and the amount of expense recognized.

Note 5-Commitments and Contingencies, p.F-21

10. We note your response to our prior comment 12. Revise to disclose the term or expiration date of all of the contractual arrangements discussed in Note 5 to the financial statements.

11. We note your response to our prior comment 12. Revise to disclose how the 250,000 shares of restricted stock and 500,000 warrants issued to Mickelson were valued and disclose the amount of the expense recognized (your page 26). Indicate why the warrants are not included in the "summary of the activity of the warrants" table (your page F-20). In addition, disclose how you valued and accounted for the 250,000 shares of restricted stock issued to Gaylord.

Note 9-Subsequent Events, p.F-24

12. Revise to discuss the specific nature and terms of the joint venture agreement entered into with PEP PAD LLC in October of 2004.
Disclose how you are accounting for the 50/50 joint venture with PEP
PAD LLC. Indicate how the rights assigned in the SDK software license were valued. Tell us why you will not be consolidating this joint venture. Your response should address FIN 46R.

13. We note your response to our prior comment 13. Revise to disclose the terms of the October 2004 arrangement with Phil
Simms.
Tell us how the 20,000 shares of restricted stock issued to Phil
Simms were valued and disclose the amount of the expense recognized.

Exhibits

14. We reissue our prior comment 24. Please file as exhibits to the registration statement, the license agreements regarding Anidragon,
"Fear Factor" and "NextAction Star." Additionally, please file the agreements with Gaylord Sports Management Group, LLC, under which you have secured licenses regarding your golf products; the agreement with PEPAD, LLC; the agreement with Phil Simms; and the hardware platform licenses with Sony, Sega, Microsoft and Nintendo.

*	*	*	*	*

      As appropriate, please amend your filing in response to
these
comments. You must submit a copy of the filing with the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the amendment to
expedite our review.   Please furnish a cover letter with your
amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

	You may contact Marc Thomas at (202) 942-1792 or Stephen Krikorian at (202) 942-2959 if you have questions or comments on the financial statements and related matters. Please contact Sara Kalin at (202) 942-2986, or Tangela Richter, at (202) 942-1837, with any other questions. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,



							Barbara Jacobs
							Assistant Director



CC:	Via Facsimile
	Mr. Gregory R. Hall, Esq.
	Squire, Sanders & Dempsey L.L.P.
	Two Renaissance Square
	40 North Central Avenue, Suite 2700
	Phoenix, AZ 85004-4498
	Telephone:  (602) 528-4000
	Facsimile:   (602) 253-8129





??

??

??

??

Mr. John Ward
February 9, 2005
Page 1